THAICOM

04030044

RECEIVED
2004 MAY 13 A 9:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 12, 2004

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 020/2004**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I) in April 2004

  Date: May 12, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 5/17

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-4520

THAICOM

Summary Translation Letter
To the Stock Exchange of Thailand
May 12, 2004

SSA-CP 020/2004

May 12, 2004

Subject: Report on the results of the exercise of warrants (ESOP Grant I) in April 2004

To: The President
The Stock Exchange of Thailand

Shin Satellite Corporation Public Company Limited ("the Company") issued and offered 8,000,000 units of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I) on March 27, 2002. The exercise date will be made within the last five business days of every month between 9.00 a.m. and 4.00 p.m., The exercise date of April was between April 26 - 30, 2004. The summary of terms and conditions of warrants are as follows;

Exercise Ratio	:	1 warrant per 1 ordinary share.
Exercise Price	:	Baht 26.75 per share.
Maturity of warrants	:	5 years from the first date of the issuance and offering of warrants.
Number of ordinary shares reserved for warrants	:	8,000,000 shares.

The Company would like to report the results of the exercise of warrants (ESOP Grant I) in April 2004, as follows;

The number of exercised warrants in this month	:	0	units
The number of remaining unexercised warrants	:	7,588,600	units
The number of ordinary shares derived from this exercise	:	0	shares
The number of remaining ordinary shares reserved for warrants	:	7,588,600	shares